BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

November 5, 2015

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

John Reynolds, Asst. Director

Michael Killoy, Staff Attorney

Jim Lopez, Staff Attorney

Steve Lo, Staff Accountant

Craig Arakawa, Staff Accountant

Re:

Wadena Corp. (“Registrant”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on September 18, 2015

File No.  333-207047

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 1 has been revised in accordance with the Commission’s October 15, 2015 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.

Please be advised, that other than the prospectus that is part of the Form S-1, the Registrant has no intent on using any other written communications to potential investors.

2.

In accordance with your comment we have added Mr. St. George as a promoter on page 20.

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1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850
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November 5, 2015

Re:

Wadena Corp. (“Registrant”)

Prospectus Summary, Page 4

3.

In response to your comment we have added and revised the disclosure in “Description of Business” under “Prospectus Summary on page 4.

4.

In response to your comment we have revised disclosure on page 13 and added substantially more detail regarding timelines and work and costs in tables on page 19.

Description Of Business, page 12

Business, page 12

 5.

In response to your comment we have revised our statement on page F-4 to reflect the entry into a contract with New Benefits, Inc. to be a reseller. We have also attached a copy of the contract relating thereto as Exhibit 10.1 to the Amendment No. 1.

Business Development, page 6

6.

In response to your comment we have expanded paragraphs on page 15 of the prospectus to clarify the registrant’s product and other terms of art used in the registrant’s business.

Security Ownership and related Transactions, page 21

7.

In accordance with your comment we have added disclosure regarding the ownership of the shares to include the transfer of shares from Mr. McLellan to Mr. St. George.

Certain Relationships and Related Transactions, page 21

8.

In response to your comment we have added disclosure to this Section to include the transactions set forth on page F-5.

Wadena Corp’s Balance sheets, page F-1

Development Stage Company, page F-11

9.

In accordance with your comment we have added disclosure related to the risks and uncertainties related to the nature of the Registrant’s operations.

Note 8 Subsequent Events, page F-14

10.

 In accordance with your comment we have disclosed the date through which the subsequent events were evaluated.

November 5, 2015

Re:

Wadena Corp. (“Registrant”)

Item 26-Recent Sales of Unregistered Securities, page II-3

11.

In accordance with your comment we have expanded the disclosure to include all of the promissory notes issued by the Registrant.

Exhibits

      12.   In accordance with your comment we have included copies of the promissory notes   issued by the Registrant as Exhibits 4.1 and 4.2 to the Amendment No. 1.

      13.

In accordance with your comment we have revised the prospectus to reflect 205,000,000 shares as the authorized shares, which is consistent with Exhibit 3.2.  Furthermore, we have provided a new exhibit 3.2 in proper electronic form.

      14.   In accordance with your comment we have filed a copy of a summary of an oral agreement with Mr. St. George regarded employment and use of office space, as Exhibit 10.2.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively concur with the Registrant’s request that Amendment No. 1 to the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on Tuesday, November 24, 2015 or as soon thereafter as practical.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mr. St. George, President & CEO